UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  June 30, 2025

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200 Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward- looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

We are focused on acquiring and lending on existing income producing commercial rental properties for the purpose of financing, developing, holding and operating the acquired such properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission (the “SEC”), on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond is $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds.

2

On September 15, 2022, but effective September 7, 2022, GK Investment Holdings, LLC, a Delaware limited liability company (the “Company”) entered into a Second Supplemental Indenture, dated September 7, 2022 (the “Second Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Second Supplemental Indenture amended certain provisions of the Indenture, dated September 30, 2016 (the “Original Indenture”), as supplemented by the First Supplemental Indenture dated October 17, 2016 (the “First Supplemental Indenture” and together with the Original Indenture and Second Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee. The Second Supplemental Indenture by and between the Company and the Trustee created and authorized for issuance under the Indenture 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025 (the “New Bonds”) which were subsequently issued following an exchange offer in which holders of the Company’s 7% Series A Senior Unsecured Bonds due September 30, 2022 (the “Old Bonds”) were offered New Bonds in exchange for their Old Bonds, on a one-for-one basis, in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Exchange Offer”). The Second Supplemental Indenture also adjusted the definition of “Equity-Bond Ratio” to include cash and cash equivalents in the calculation of such ratio. The Second Supplemental Indenture required the consent and approval of holders of at least a majority of the outstanding Old Bonds, which consent the Company sought and received concurrently with the solicitation of the Exchange Offer.

Based on real estate market conditions, including rising interest rates and lingering effects of the pandemic regarding the market demand for retail real estate properties, the Company was unable to find a buyer for the real estate assets it held in time to pay back the Old Bonds set to mature on September 30, 2022 (the “Old Bond Maturity Date”). The Company decided it would be prudent to maintain the real estate assets it held and work to increase their value so that they would be more desirable to a potential buyer. Therefore, the Company undertook the aforementioned Exchange Offer. The Exchange Offer commenced on March 30, 2022, and ultimately required the consent and approval of holders of at least 75% of the outstanding Old Bonds. Holders of approximately 80.10% of the outstanding Old Bonds elected to participate in and approve the Exchange Offer and consented to the Second Supplemental Indenture. The Exchange Offer closed on September 15, 2022.

Each exchanging holder of Old Bonds received a number of New Bonds equal to the number of Old Bonds being exchanged, on a one-for-one basis. The Old Bonds exchanged were canceled as of September 15, 2022. The remaining approximately 20% of Bonds which were not exchanged were paid in full at maturity on September 30, 2022. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed below and from operating cash flow.

As of June 30, 2025 we had $26,201,550 of the New Bonds outstanding.

3

We are managed by GK Development, Inc. (d/b/a GK Real Estate), or GK Real Estate, a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling. As of June 30, 2025 we owned two real properties, had outstanding loans receivable to affiliates for $611,696, and had an investment in land held for redevelopment of $238,625 as described below.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank.

In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Real Estate and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Real Estate. The mezzanine loan agreement with GKSI IV was in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Real Estate was in the maximum amount of $2,608,100, or the GK Real Estate Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Real Estate Loan I.

We used Bond proceeds to repay the remainder of GK Real Estate Loan I in 2017.

On December 6, 2021, the Company, through LM Development, entered into a Purchase and Sale Agreement, to sell a portion of the LM Development rental property. The disposition closed on December 23, 2021 for a gross sales price of $4,000,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building. The sale resulted in a gain of $2,061,292. $950,000 of the sale proceeds was used to reduce the outstanding principal balance on the Barrington Bank note payable.

4

On January 21, 2022, the Company, through LM Partners, sold a portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 to Nevada State Bank. The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of $2,323,329.

On February 10, 2022, the Company, through LM Partners additionally sold a portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $3,000,000 to Nevada State Bank. The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of $1,849,693.

5

On April 6, 2022, the Company, through LM Development contributed a portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank. The Company received net proceeds from this contribution of $2,000,000. The company realized a gain on disposition of this portion of the property of $1,223,961. Concurrently, on April 6, 2022, the Company entered into a promissory note receivable with Lake Mead Self-Storage Note, in favor of Lake Mead Self-Storage, Pursuant to the terms of the unsecured note, LM Development initially advanced $254,393 to the borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for total amount drawn and due to LM Development of $1,757,950 as of June 30, 2022.

6

On April 21, 2022 the Company, through LM Development, entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

On August 15, 2022, the Company, through LM Development, entered into a Purchase and Sale Agreement to sell another portion of the rental property. On September 28, 2022, the Company sold this rental property for $2,500,000, paid closing costs of $158,772, contributed to a post-closing escrow of $250,000, and paid down $400,000 with Barrington Bank. The Company received net proceeds from this sale of approximately $1,941,228. The Company realized a gain on disposition of this portion of the Property of approximately $1,776,989.

On June 23, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement, subsequently amended on January 3, 2023, to sell a portion of the rental property. On February 16, 2023, the Company sold this rental property for $740,000, paid closing costs of $49,542 and received net proceeds from this sale of approximately $690,468. The Company realized a gain on disposition of this portion of the Property of $587,406.

On March 23, 2023 LM partners entered into a third loan agreement with Nevada State Bank in the maximum amount of $2,000,000 of which $2,000,000 was funded as of May 1, 2024. The entire loan amount, along with a portion of the restricted escrow held by Nevada State Bank will be used to fund a $2,500,000 tenant allowance due to a new tenant that was approved by the lender.

On December 12, 2023, the Company, through LM Development, entered into a 4th Loan Modification Agreement with Barrington Bank, which extended the maturity to November 12, 2025. Under the 4th Loan Modification Agreement, the interest rate was modified to an annual interest rate of 6.75%, Also, under the 4th Loan Modification Agreement, the bank requires a deposit in the amount of $105,000 to be held by the bank in lieu of the bank waiving certain loan covenants.

On May 1, 2024 LM Partners drew on the Nevada State Bank in the maximum amount of $2,000,000. The entire loan amount, along with a portion of the restricted escrow that was held by Nevada State Bank was used to fund a $2,500,000 tenant allowance.

As of June 30, 2025, the portion of Lake Mead Crossing owned by LM Partners was 98.4% leased and the portion of Lake Mead Crossing owned by LM Development was 62.9% leased.

7

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company (“Clearwater LA Fitness”), as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois (the "LA Fitness Center") through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,203,540 net of prorations. After prorations and closing costs, the acquisition was financed using (i) $6,178,383 in cash, and (ii) notes to KeyBank National Association in total principal amount of $8,998,344.

On December 21, 2021, the Company paid down $2,285,697 of the principal. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%. The loan is secured by the rental property of Clearwater, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements.

Concurrently, on December 21, 2021, Clearwater L.A. Fitness entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022.

On April 29, 2022, the Company, through Clearwater, entered into an amended loan agreement with KeyBank, extending the maturity of the loan to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.25%.

On September 14, 2022, the Company, through Clearwater L. A. Fitness, entered into an amended loan agreement with GK Clearwater Retail, LLC extending the maturity of the loan to December 31 ,2023.

On October 16, 2023, the Company entered into a 3rd Amendment with KeyBank to the loan extending the maturity to October 9, 2024. The interest rate was modified to an annual interest rate of SOFR + 3.50%. As a requisite of the maturity extension, KeyBank requires all net cash flow “excess cash” at the end of each month to be held by the bank in a restricted account to serve as additional collateral for the loan.

On October 11, 2024, the Company entered into a 4th Amendment with KeyBank to the Loan extending the maturity to February 6, 2025. The interest rate on the loan was 7.81%. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager.

In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the six months ending June 30, 2025.

As of June 30, 2025, LA Fitness Center was 4% leased to a single tenant.

8

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the "Note") effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC ("GKPI II") and 1551 Kingsbury Partners SPE, LLC ("Kingsbury" and, together with GKPI II, the "Ridgmar Borrowers"). The Company and the Ridgmar Borrowers are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Development, Inc. ("GK Real Estate") is the manager of the Company and the Borrowers (the “Manager”). The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and the Borrowers. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,700,000 to the Ridgmar Borrowers for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company was repaid $200,000 from the Ridgmar Borrowers and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company was repaid $2,500,000 from the Ridgmar Borrowers decreasing the balance of the Note to $1,000,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

Concurrently with the Loan, GK Investment Property Holdings II, LLC (“GKIPH”) and GK Secured Income V, LLC (“GKSI V”) collectively loaned $4,250,000 subsequently increased to $6,850,000, to Ridgmar on terms substantially similar to the terms of the Ridgmar Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Ridgmar Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIPH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to Ridgmar and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably. The Intercreditor Agreement has been subsequently amended to reflect the changes in the Ridgmar Loan.

Ridgmar acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Ridgmar’s senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered Ridgmar a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, Ridgmar used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. Ridgmar intends to repay the Ridgmar Loan and corresponding GKIPH and GKSI V loans with proceeds of a future land and building sale.

The Company, Ridgmar, GKIPH and GKSI V are each affiliates of one another, and the Loan and each of the GKIPH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, Ridgmar, GKIPH and GKSI V. Mr. Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company, Ridgmar, GKIPH and GKSI V. GK Real Estate has a direct and material interest in the transactions described above.

In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Ridgmar’s commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid based on a 25-year amortization rate.

On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

9

On December 31, 2023, the Ridgmar Borrowers extended the maturity date of the Note to December 31, 2024.

The Company received $111,871 in principal reduction payments from the Borrowers during the six months ended June 30, 2025.

Interest income for the six months ended June 30, 2025 is $16,423, which includes $3,694 of interest receivable as of June 30, 2025.

Financial Summary

For the six months ended June 30, 2025, our total revenues from operations amounted to $3,284,052. Operating costs for the same period, including depreciation and amortization of $710,183 but excluding interest expense of $1,830,359, amounted to $1,557,893. This resulted in operating income of $1,726,159. Net income for the six-month period amounted to $81,122 after taking into account the deduction for interest expense of $1,830,359 and then adding back interest income of $35,207, and lease termination income of $150,115.

Comparatively, for the six months ended June 30, 2024, our total revenues from operations amounted to $2,744,327. Operating costs for the same period, including depreciation and amortization of $1,002,469 but excluding interest expense of $1,861,743, amounted to $1,869,692. This resulted in operating income of $874,635. Net loss for the six-month period amounted to $901,953 after taking into account the deduction for interest expense of $1,861,743 and then adding back interest income of $43,554, and miscellaneous income of $41,601.

10

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for the first half of 2025, from January 1, 2025 to June 30, 2025.

As of June 30, 2025, we had the following four assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 183,153 square feet of rentable commercial space, (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,440 square feet of rentable commercial space, known as LA Fitness, (iii) the Ridgmar Loan, (iv) an investment in Lake Mead Development SB Land for land held for redevelopment into a retail facility.

We are working diligently to identify assets in our target asset class and to acquire such assets in the timeframe that is customary in the real estate industry.

Liquidity and Capital Resources

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bore interest at a fixed rate of 7% per annum, matured on September 30, 2022.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt, including our new Bonds maturing on September 30, 2025. We conducted the Exchange Offer to our Bondholders to replace the Bonds with the New Bonds, resulting in an extension of the maturity date for three years and an increase in the interest rate on our New Bonds to 7.5%, beginning October 1, 2022.

On September 30, 2022 we used $6,680,450 to repay those Old Bonds that did not participate in the Exchange Offer. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow. As of June 30, 2025, $26,201,550 of New Bonds remain outstanding.

As of June 30, 2025, we had cash on hand of $1,157,643 and restricted cash (funded reserves) of $906,682. The funded reserves are comprised of (i) tenant improvement / lease commission reserves of $34,502, which is required as a condition precedent of the mortgage loans payable, (ii) lender held reserves of $282,180 to meet certain debt covenants, and (iii) bond cash coverage reserve of $590,000 held at UMB Bank, as trustee of the Old Bonds, as a condition precedent of the current Bond Indenture agreement

Trend Information

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to dispose of our retail real properties, and may continue to do so in the future.

11

Item 2.  Other Information

None.

12

Item 3.    Financial Statements

GK Investment Holdings, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

June 30, 2025

13

GK Investment Holdings, LLC

Table of Contents

June 30, 2025

14

GK Investment Holdings, LLC

Consolidated Balance Sheets

June 30, 2025 and December 31, 2024

	(Unaudited)
	June 30,	December 31,
	2025	2024
ASSETS
Rental properties	$52,044,262	$53,336,283
Less: Accumulated depreciation	9,805,506	9,150,017
	42,238,756	44,186,266

Cash	1,157,643	204,437
Accounts receivable - tenants, net	357,745	263,670
Accrued interest receivable	3,694	2,675
Deferred rent receivable	544,414	508,850
Deferred leasing costs - net	859,706	1,036,444
Lease intangibles - net	1,461	15,098
Restricted cash - funded reserves	906,682	728,993
Notes receivable	611,696	323,567
Investment in real estate	238,625	898,247
Other assets	161,063	72,713

Total assets	$47,081,485	$48,240,960

LIABILITIES AND MEMBER'S DEFICIT

LIABILITIES
Notes payable - net	$26,643,666	$28,005,256
Bonds payable - net	26,195,833	26,184,398
Lease intangibles - net	565	5,840
Accrued interest payable	530,949	439,270
Other accrued liabilities	348,224	433,840
Other liabilities	411,324	302,554

Total liabilities	54,130,561	55,371,158

Member's Deficit
Member's Deficit	(7,049,076)	(7,130,198)

Total liabilities and member's deficit	$47,081,485	$48,240,960

See Notes to Consolidated Financial Statements

15

GK Investment Holdings, LLC

Consolidated Statements of Operations (Unaudited)

Six Months Ended June 30, 2025 and 2024

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2025	2024
Revenues	$3,284,052	$2,744,327

Operating Expenses
Operating expenses	405,066	393,377
Insurance	99,654	58,871
Management fees	60,804	111,505
Professional fees	88,739	124,708
Real estate taxes	193,447	178,762
Depreciation and amortization	710,183	1,002,469
	1,557,893	1,869,692

Operating Income	1,726,159	874,635

Other Income and (Expense)
Interest expense	(1,830,359)	(1,861,743)
Interest income	35,207	43,554
Lease termination income	150,115	-
Miscellaneous income	-	41,601
	(1,645,037)	(1,776,588)

Consolidated Net Income (Loss)	$81,122	$(901,953)

See Notes to Consolidated Financial Statements

16

GK Investment Holdings, LLC

Consolidated Statements of Member's (Deficit)

Six Months Ended June 30, 2025 and for the Year Ended December 31, 2024

	(Unaudited)
	June 30,	December 31,
	2025	2024
Balance - Beginning of Period	$(7,130,198)	$(5,769,638)

Consolidated Net (Loss)	81,122	(1,360,560)

Balance - End of Period	$(7,049,076)	$(7,130,198)

See Notes to Consolidated Financial Statements

17

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2025 and 2024

	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2025	2024
Cash Flows from Operating Activities

Consolidated Net (Loss)	$81,122	$(901,953)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	710,183	1,002,469
Amortization of above-market leases	-	51,370
Accretion of below-market leases	(5,275)	(62,148)
Deferred rent receivable (straight-line rent adjustment)	(35,565)	(15,155)
Amortization of debt issuance costs and debt discount	67,276	71,905
Amortization of bond issuance costs and bond discount	11,435	11,435
Changes in:
Accounts receivable - tenants	(94,075)	209,076
Accrued interest receivable	(1,019)	215
Other assets	(88,475)	(37,002)
Accrued interest payable	91,679	107,309
Other accrued liabilities	129,739	32,704
Other liabilities	108,770	73,371
Net cash flows from (used in) operating activities	975,796	543,596

Cash Flows from Investing Activities
Additions to rental properties	(123,410)	(2,559,301)
Payments of deferred leasing commissions	(14,700)	(88,625)
Decreases (Increases) in investments in real estate	913,784	(85,000)
Net cash flows from (used in) investing activities	775,674	(2,732,926)

See Notes to Consolidated Financial Statements

18

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows (Unaudited)

Six Months Ended June 30, 2025 and 2024

	(Continued)	(Continued)
	(Unaudited)	(Unaudited)
	Six Months	Six Months
	Ended June 30,	Ended June 30,
	2025	2024
Cash Flows from Financing Activities
Issuance of note receivable	$(400,000)	$-
Repayments from notes receivables	111,871	3,771
Proceeds from notes payable	-	2,000,000
Payments of notes payable	(304,944)	(363,961)
Payments of debt issuance costs	-	(28,520)

Net cash flows from (used in) financing activities	(593,073)	1,611,290

Net Increase (Decrease) in Cash and restricted cash	1,158,396	(578,040)

Cash and restricted cash - Beginning of period	905,929	1,745,845

Cash and restricted cash - End of period	$2,064,325	$1,167,805

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$1,659,969	$1,671,093

Classification of Cash and Restricted Cash
Cash	$1,157,643	$397,019
Restricted cash - funded reserves	906,682	770,786
Total Cash and restricted cash	$2,064,325	$1,167,805

See Notes to Consolidated Financial Statements

19

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire and lend on existing income producing commercial rental properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $26,201,550 were sold and outstanding as of June 30, 2025 and December 31, 2025, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly owned subsidiaries as of June 30, 2025, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

Lake Mead Development SB Land – 100% owned by LM Development

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity.

Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

20

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

The Company has also entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”).

During the six months ended June 30, 2025, the Borrowers were advanced $400,000 of additional proceeds. The Borrowers also made payments reducing the principal balance of the Note by $111,871. The Borrowers also made interest payments of $16,423 during the six months ended June 30, 2025.

Allocation of Profits and Losses- Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation. A variable interest entity (“VIE”) is an entity in which a controlling financial interest may be achieved through arrangements that do not involve voting interests. The Company has identified several VIEs, but it determined that the Company did not need to consolidate the VIEs for purposes of financial reporting. The Company is not the primary beneficiary of the VIEs nor does it have significant influence through voting or similar rights to direct operations of the VIEs.

Basis of Accounting- The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Classification of Assets and Liabilities- The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

Estimates- The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

21

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments - Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Going Concern Considerations: Upcoming Obligations – Management believes the accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern for one year after the date that the consolidated financial statements are available to be issued.

The Company had bonds payable obligations totaling $32,902,000 that were set to mature on September 30, 2022. On September 15, 2022, the Company entered into an Exchange Offer and Consent (“Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in Exchange offering. The Company will issue a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025. The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The proceeds for the redemption were generated from available cash flow from i) the principal reduction and accrued interest payment of the Ridgmar note, and ii) available cash flow from the rental properties.

On November 13, 2025, Management fully redeemed all of the new bonds through a series of asset liquidations, a refinancing of an outstanding note payable, and incurring new financing on existing assets (see Subsequent Events Note 14). As of the date the consolidated financial statements are available to be issued, the Company has one loan with a principal balance outstanding of approximately $5.8 million that matures within twelve months. The Company sought only short-term extensions with the current lender for this loan because the Company is separately working to refinance the loan prior to the extended the maturity date. Although the Company has a history of demonstrating its ability to successfully refinance its loans as they come due, there can be no assurances that the Company will be successful in its efforts to refinance this loan on favorable terms or at all. While it is not the Company’s current plan, the Company also has the option to sell this property securing the loan and use the proceeds to satisfy the outstanding loan obligation. If the Company is ultimately unable to refinance this loan or sell the property prior to maturity, the lender has the right to place the loan in default and ultimately foreclose the property securing the loan. Under this circumstance, the Company would not have any further financial obligation to the lender as the current estimate market value of this property is in excess of the outstanding loan balance.

22

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Cash and Restricted Cash- The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves. As of June 30, 2025 and December 31, 2024, the Company had cash balances that exceeded the FDIC limits by an aggregate of $1,036,713 and $340,000, respectively.

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominantly at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases.
•	Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.
•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.
•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.
•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

23

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of the Company’s leases, the Company receive a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. The Company accrues reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Notes Receivable – Notes receivable are stated at the outstanding principal amount, net of an allowance for credit losses. The Company provides an allowance for credit losses, which is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Outstanding notes accrue interest based on the terms of the respective note agreements. A note is considered delinquent when the debtor has missed defined payments. At that time, the note is placed on nonaccrual status and interest accrual ceases and does not resume until the note is no longer classified as delinquent. Delinquent notes are written off based on defined metrics used to assess delinquency and write-off amount. The note receivable is current as of June 30, 2025 and December 31, 2024, respectively. No portion of the Note was written off during the six months ended June 30, 2025, and the year ended December 31, 2024. For both the six months ended June 30, 2025 and the year ended December 31, 2024, the allowance for credit losses was $0.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer creditworthiness in addition to whether customer balances are expected to be collected. As of June 30, 2025 and December 31, 2024, based on management’s assessment, the Company had allowance for doubtful accounts of $0 and $37,021, respectively.

24

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Rental Properties- Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions, and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, buildings, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions, and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss of rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. If the carrying value exceeds the fair value, less estimated costs to sell, an impaired charge is recognized. The Company utilized a third-party valuation service to determine the fair value of properties classified as held for sale. The valuation service provider determined fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Based on the results of the valuations the Company determined that no impairment charges should be recorded for the six months ended June 30, 2025 or 2024.

25

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Lease Intangible Assets and Liabilities - Upon the acquisition of the Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease.

Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

Upon the acquisition of the Rental Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date each Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of June 30, 2025 and December 31, 2024.

26

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2025). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes - The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

U.S. GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not, would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of June 30, 2025 and December 31, 2024, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

27

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Equity Investment – Investments in which the Company does not have a majority voting or financial controlling interest but has the ability to exercise influence are accounted for under the equity method of accounting. Investments accounted for under the equity method are initially recorded at cost and subsequently increases or decreases the investment by its proportionate share of the net income or loss of the investee.

Segment Reporting – The Company owns, operates, develops, and redevelops primarily grocery-anchored shopping centers, street retail-based properties, and mixed-use assets. The Company has aggregated all of its properties into one reportable segment due to their similarities with regard to the nature, location and economics of the properties and operational process. The Company is managed as one reporting unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making by the Company’s management, including the chief operating decision maker (“CODM”). Therefore, the Company discloses its operating results in a single reportable segment.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities. For each of the accounting pronouncements that affect the Company, the Company has elected plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

Previously Adopted Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This update enhances the methodology of measuring expected credit losses to include the use of forward-looking information to better calculate credit loss estimates. The guidance applies to most financial assets measured at amortized cost and certain other instruments, such as accounts receivable and loans; however, it does not apply to receivables arising from operating leases accounted for in accordance with ASC Topic 842. ASU 2016-13 requires that the Company estimate the lifetime expected credit loss with respect to applicable receivables and record allowances that, when deducted from the balance of the receivables, represent the net amounts expected to be collected. The Company is also required to disclose information about how it developed the allowances, including changes in the factors that influenced the Company’s estimate of expected credit losses and the reasons for those changes. The Company adopted the update on the required effective date of January 1, 2023, which did not have a material impact on the Company’s consolidated financial statements.

28

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The London Interbank Offered Rate (LIBOR), which is widely used as a reference interest rate in debt agreements and other contracts, was effectively discontinued for new contracts as of December 31, 2021, and its publication for existing contracts is scheduled to be discontinued by June 30, 2023. Financial market regulators in certain jurisdictions throughout the world undertook reference rate reform initiatives to guide the transition and modification of debt agreements and other contracts that are based on LIBOR to the successor reference rate that will replace it. ASU 2020-04 was issued to provide companies that are impacted by these changes with the opportunity to elect certain expedients and exceptions that are intended to ease the potential burden of accounting for or recognizing the effects of reference rate reform on financial reporting.  Under ASU 2020-04, companies may generally elect to make use of the expedients and exceptions provided therein for any reference rate contract modifications that Reference Rate Reform (Topic 848):  Deferral of the Sunset of Topic 848, to extend that timeline from December 31, 2022 to December 31, 2024. The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements. Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

Reclassifications – Certain accounts in the December 31, 2024 financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year consolidated financial statements. These reclassifications had no effect on net loss or cash flows from operations.

29

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

		(Unaudited)
	Depreciable	June 30,	December 31,
	Life - Years	2025	2024
Land	-	$13,744,532	$13,744,741
Land improvements	10	2,302,497	2,302,497
Building and improvements	35 - 40	32,065,768	31,941,958
Tenant improvements	(a)	3,921,065	3,921,065
Construction in progress	-	10,400	1,426,022
Total cost		52,044,262	53,336,283

Accumulated depreciation		9,805,506	9,150,017

Net rental properties		$42,238,756	$44,186,266

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $655,490 and $728,659 for the six-month periods ended June 30, 2025 and 2024, respectively.

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as Follows:

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2025	2024
Lease commissions	Lease terms	$1,790,741	$1,926,422

Accumulated amortization		931,035	889,978

Deferred leasing costs - net		$859,706	$1,036,444

Total amortization expense charged to operations amounted to $41,056 and $90,893 for the six-month periods ended June 30, 2025 and 2024, respectively.

30

GK Investment Holdings, LLC

Note 3 – Deferred Leasing Costs (continued)

Future years’ amortization for Deferred Leasing Costs is as follows:

Years Ending December 31
2025	46,546
2026	84,366
2027	80,689
2028	71,625
2029	66,910
Thereafter	509,570
Total	$859,706

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2025	2024
Above-market leases	$513,704	$513,704
In-place leases	1,870,045	1,870,045
	2,383,749	2,383,749

Accumulated amortization
Above-market leases	513,704	513,704
In-place leases	1,868,584	1,854,947
	2,382,288	2,368,651

Lease intangible assets - net	$1,461	$15,098

Total amortization expense attributable to above-market leases, which is recorded as a reduction in minimum rent revenue, amounted to $0 and $51,370 for the six-month periods ending June 30, 2025 and 2024, respectively. Total amortization expense, attributable to in-place leases amounted to $13,637 and $182,917 for the six-month periods ending June 30, 2025 and 2024, respectively. Such amounts are included in depreciation and amortization on the accompanying statements of operations.

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GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Future amortization for lease intangible assets is as follows:

Years Ending December 31	In-place leases	Above- market leases	Total
2025	$-	$1,461	$1,461
2026	-	-	-
2027	-	-	-
2028	-	-	-
2029	-	-	-
Thereafter	-	-	-
Total	$-	$1,461	$1,461

Lease intangible liabilities consisted of:

	(Unaudited)
	June 30,	December 31,
	2025	2024
Below-market leases	$129,345	$129,345

Accumulated accretion	128,780	123,505

Lease intangible liabilities - net	$565	$5,840

Total accretion expense of below-market leases, reported as an increase in minimum rent revenue, amounted to $5,275 and $62,148 for the six-month periods ending June 30, 2025 and 2024, respectively.

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total
2025	$565
2026	-
2027	-
2028	-
2029	-
Thereafter	-
Total	$565

32

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement/lease commission reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,647 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan.

GK Investment Holdings, LLC:

Bond cash coverage reserve: This reserve is required pursuant to the Bond Indenture Agreement, which requires that 120% of three months’ bond interest payments be placed into a reserve account held by the bond trustee.

Lake Mead Development, LLC (“LM Development”) & GK Clearwater LA Fitness, LLC (“Clearwater”)

Bank Reserves per debt covenants: These reserves are required as a condition precedent of the Barrington Bank mortgage loan payable by LM Development & KeyBank mortgage loan payable by GK Clearwater LA Fitness, respectively.

Under the 4th Modification Agreement of the Barrington Bank loan, dated December 12, 2023, with LM Development, the bank requires a deposit in the amount of $105,000 to be held by the bank in lieu of the bank waiving certain loan covenants.

Under the third amendment of the KeyBank loan, dated October 16, 2023, with Clearwater, the bank requires all net cash flow “excess cash” at the end of each month to be held by the bank in a restricted account to serve as additional collateral for the loan.

33

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves (continued)

Restricted cash - funded reserves consisted of:

	(Unaudited)
	June 30,	December 31,
	2025	2024
Tenant improvement/lease commission reserves	$34,502	$18,574
Bank reserves - per debt covenants	282,180	120,419
Bond cash coverage reserve	590,000	590,000

	$906,682	$728,993

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property in 2015, LM Partners entered into a loan agreement with Nevada State Bank for $29,500,000 (“NP 1”)

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $88,387.

NP 1 matures on November 12, 2025, at which time the outstanding principal balance is due. NP 1 is secured by the rental property and had an original $9,166,513 guarantee by GK Development, Inc. NP 1 may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, NP 1 can be prepaid without a prepayment penalty.

LM Partners entered into a second loan agreement (“NP 2”) on March 23, 2023, with Nevada State Bank in the maximum amount of $2,000,000 all of which was funded on May 1, 2024. The entire loan amount, along with a portion of the restricted escrow held by Nevada State Bank was used to fund a $2,500,000 tenant allowance due to a new tenant approved by the lender.

NP 2 bears interest at SOFR plus 3.00% per annum and, effective May 2024, is payable in monthly principal and interest payments based on a 25-year amortization. NP 2 matures on November 12, 2025. The interest rate as of June 31, 2025, on NP 2 was 7.32%.

Both NP1 and NP2 are subject to certain financial covenants. The Company was in compliance with the covenants for the six months ending June 30, 2025 and 2024. The current amount of the guarantee as of June 30, 2025 is $6,676,561.

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GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

GK Secured Income V LLC

On November 1, 2022, LM Partners entered into a promissory note agreement with an affiliated company GK Secured Income V LLC in the original amount of $500,000. The loan bears interest at 8.00%. Monthly mortgage principal and interest payments are $3,985, based on a 25-year amortization period, through maturity of the loan on December 31, 2025.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development in 2015, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000.

On April 21, 2022, the Company entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

On December 12, 2023, the Company entered into a 4th Loan Modification Agreement, which extended the maturity to November 12, 2025. Under the 4th Loan Modification Agreement, the interest rate was modified to an annual interest rate of 6.75%. Under the 4th Modification Agreement of the Barrington Bank loan, dated December 12, 2023, with LM Development, the bank requires a deposit in the amount of $105,000 to be held by the bank in lieu of the bank waiving certain loan covenants.

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GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty.

In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was not in compliance with the covenants as of June 30, 2025 and December 31, 2024; however, the Company obtained a waiver from Barrington Bank & Trust for noncompliance.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into on April 29, 2022, extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%.

On October 16, 2023, the Company entered into a 3rd Amendment with KeyBank to the Loan extending the maturity to October 9, 2024. The interest rate was modified to an annual interest rate of SOFR + 3.50%. As a requisite of the maturity extension, KeyBank requires all net cash flow “excess cash” at the end of each month to be held by the bank in a restricted account to serve as additional collateral for the loan.

On October 11, 2024, the Company entered into a 4th Amendment with KeyBank to the Loan extending the maturity to February 6, 2025. The interest rate on the loan was 7.81% on June 30, 2025 and December 31, 2024. The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the periods ending June 30, 2025 and December 31, 2024. On February 19, 2025, the Company entered into a 5th Amendment with KeyBank to the Loan at GK Clearwater LA Fitness extending the maturity to June 1, 2025.

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GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On June 5, 2025, the Company entered into a 6th Amendment with KeyBank to the Loan at GK Clearwater LA Fitness extending the maturity to October 1, 2025. As part of the extension, the Company replenished the existing interest reserve $113,544 to the required $160,000 balance.

GK Clearwater Retail LLC

On December 21, 2021, Clearwater entered into a promissory note agreement with an affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan at which time a balloon payment is due on December 21, 2022. On September 14, 2022, the Company extended the note under the same terms with the maturity extended to December 31, 2023. On December 31, 2023, the Company extended the note with the maturity extended to December 31, 2024. On January 1, 2025, the Company entered into a Substitute Promissory Note with GK Clearwater Retail LLC to extend the maturity to December 31, 2025.

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GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2025	2024
Nevada State Bank (NP 1)	$14,691,402	$14,921,906
Nevada State Bank (NP 2)	2,000,000	2,000,000
GK Secured Income V, LLC	482,162	485,944
Barrington Bank & Trust Co. N.A.	1,590,244	2,845,930
KeyBank	5,776,794	5,776,794
GK Clearwater Retail, LLC	2,285,697	2,285,697

Total Notes payable	$26,826,299	$28,316,271

		(Unaudited)
	Basis of	June 30,	December 31,
	Amortization	2025	2024
Debt issuance costs	Straight-line over loan terms	$1,366,226	$1,427,332

Less: Accumulated amortization		1,183,593	1,116,317

Total debt issuance costs - net		$182,633	$311,015

Notes payable - Net		$26,643,666	$28,005,256

Total amortization expense of debt issuance costs charged to operations amounted to $67,276 and $71,905 for the six-month periods ending June 30, 2025 and 2024, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2025 and 2024 was $777,166 and $798,536, respectively, of which $450,191 and $253,364 was incurred but not paid as of the six-month periods ending June 30, 2025 and 2024, respectively.

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GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Future minimum principal payments are as follows:

Years Ending December 31	Total
2025	$26,643,666

Total	$26,643,666

As of June 30, 2025, all of the Company notes payable financing arrangements with a combined principal balance of $26,643,666 that mature within twelve months of the date that these consolidated financial statements are issued. The Company has considered their short-term (one year or less) liquidity needs in relation to the adequacy of their estimated future cash flows from operating activities and other expected financing sources to meet these needs. They have considered their scheduled notes payable maturity in 2025 as discussed above. The Company expects to meet these short-term liquidity requirements, including the maturing of various note payable borrowing arrangements, through a combination of the following:

-	available cash, cash equivalents, and restricted cash;
-	cash flows from operating activities;
-	refinancing of maturity debt;
-	intended sale of remaining rental properties, as previously discussed.

Management is currently working with lenders to refinance the loans noted above. One of the note agreements is with an affiliated company and has successfully refinanced and extended the maturity date in the past. The second note agreement has also had a successful history of past refinances, as previously discussed. The loans are expected to have customary interest rates similar to current loans. They are subject to formal lender commitment, definitive documentation, and customary conditions. If the Company is ultimately unable to refinance these loans or sell the properties prior to maturity, the lenders have the right to place the loans in default and ultimately foreclose on the properties securing the loans. Under this circumstance, the Company would not have any further financial obligations to the lenders as the current estimated market values of these properties are in excess of the outstanding loan balances.

See Subsequent Events Note 14.

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GK Investment Holdings, LLC

Note 7 – Bonds Payable

The Company had originally offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds.

On September 15, 2022, the Company entered into an Exchange Offer and Consent (the “Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in the Exchange offering. The Company issued a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025. The new bonds have no prepayment penalty.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The funds for the redemption were generated from available cash flow from i) a principal reduction and deferred interest paid on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow.

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GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

As of June 30, 2025 and December 31, 2024, the Company had redeemed $7,219,450, respectively, of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. The Company must maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the six months ending June 30, 2025.

Bonds payable are summarized as follows:

	(Unaudited)
	June 30,	December 31,
	2025	2024
Bonds Payable	$26,201,550	$26,201,550

	Basis of Amortization
Bond issuance costs	Straight-line over bond terms	$3,250,986	$3,250,986
Bond discount		1,031,080	1,031,080
Subtotal		4,282,066	4,282,066

Less: Accumulated amortization		4,276,349	4,264,914

Deferred bond issuance costs - net		5,717	17,152

Bonds payable - net		$26,195,833	$26,184,398

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $11,435 for the six-month periods ending June 30, 2025 and 2024. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Interest expense for the six-month periods ending June 30, 2025 and 2024 was $974,482 and $979,866 respectively, of which $80,758 was incurred but not paid as of the six-month periods ending June 30, 2025 and 2024, respectively.

41

GK Investment Holdings, LLC

Note 8 - Operating Leases

The rental properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

On January 16, 2025, the tenant occupying GK Clearwater LA Fitness LLC terminated their lease with the Company. A termination fee of $120,000 was paid to the Company. Additional consideration as part of the termination agreement included all of the personal property and equipment inside of the space occupied.

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2025	2024
Fixed lease income	$1,608,075	$2,336,355
Variable lease income	1,675,976	407,972
Total lease revenues	$3,284,052	$2,744,327

Approximate minimum base rentals to be received under these operating leases (excluding assets held for sale) are as follows:

Years Ending December 31	Total
2025	$1,397,000
2026	3,033,000
2027	3,093,000
2028	2,824,000
2029	2,796,000
Thereafter	18,910,000
Total	$32,053,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

42

GK Investment Holdings, LLC

Note 8 - Operating Leases (continued)

Lake Mead Partners, LLC

As of June 30, 2025 and 2024, three tenants currently occupy 58.53% of the portion of the retail power center owned by LM Partners, representing approximately 61.42% and 74.33% of the future minimum base rental revenue of the Company under leases expiring on various dates between 2025 and 2039. These same tenants account for 49.63% and 32.56% of the base minimum rents of the Company for the six months ending June 30, 2025 and 2024, respectively.

Lake Mead Development, LLC

As of June 30, 2025 and 2024, one tenant currently occupies 62.90% of the portion of the power center owned by LM Development, representing approximately 24.78% and 4.44% of the future minimum base rental revenue of the Company under a lease expiring on 2041. This same tenant accounted for 2.38% and 8.08% of the base minimum rents of the Company for the six months ending June 30, 2025 and 2024, respectively.

GK Clearwater LA Fitness, LLC

As of June 30, 2025 and 2024, one tenant currently occupies 4.03% and 100% of the portion of the retail center owned by Clearwater, representing approximately 0.14% and 4.14% of the future minimum base rental revenue of the Company under a lease expiring in 2026. The tenant accounts for 8.69% and 32.36% of the base minimum rents of the Company for the six months ending June 30, 2025 and 2024, respectively.

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Clearwater. In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

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GK Investment Holdings, LLC

Note 9 - Related Party Transactions (continued)

With respect to related parties, amounts incurred consisted of the following:

	(Unaudited)	(Unaudited)
	June 30,	June 30,
	2025	2024
Management fees (3% or 5% of gross collections)	$76,837	$111,505
Disposition Fee (2% of the sale price)	-	-
Leasing commissions - capitalized	14,875	-
Reimbursed expenses	183,402	24,923
	$275,114	$136,428

At June 30, 2025 and December 31, 2024, $56,248 and $116,293, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

Note 10 - Note receivable

The Company entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021.

The Note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the Note. On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with the principal being repaid based on a 25-year amortization rate. On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023. On December 31, 2023, the Borrowers extended the maturity date of the Note until December 31, 2024. During the twelve months ending December 31, 2024, the Borrowers paid $367,284 of the principal balance of the Note. On December 31, 2024, the Borrowers extended the maturity date of the Note until December 31, 2025.

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GK Investment Holdings, LLC

Note 10 — Note receivable (continued)

Interest income for the six months ended June 30, 2025 and 2024, is $16,423 and $33,407, which includes $3,694 and $5,497 of interest receivable as of June 30, 2025 and 2024, respectively.

Note 11 —Information about variable interest entities

As described in Note 11, the Company issued a note receivable to GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Ridgmar”) on July 30, 2021. The activities that most significantly impact Ridgmar’s economic performance are from owning and operating real estate. This entity is considered to be a variable interest entity because it does not have sufficient equity to carry out its principal activities without the subordinated financial support provided by the loans from the Company. The Company determined that it is not the primary beneficiary of Ridgmar because it does not have the power through voting or similar rights to direct rental operations of Ridgmar, which represent its most significant activities. The Company does not have equity investments in Ridgmar.

As of June 30, 2025 and December 31, 2024, the Company's maximum exposure to loss as a result of its Involvement with Ridgmar is approximately $465,000 and $358,000, respectively, which represents the outstanding balance of the notes receivable, accrued interest receivable, and estimated future payments per the terms of the notes receivable agreements.

Note 12 —Segment Reporting

The Company operates as a single reporting segment that derives revenues primarily from rental income. The accounting policies are consistent with those described above in Note 1. The Company’s CODM is the Chief Executive Officer. Net operating income (NOI) is the measure used by the Company’s CODM to assess the operating segment’s performance. The Company defines NOI as rental income less property expenses, including real estate taxes. The Company also excludes depreciation and amortization, interest, impairments and gains and losses of real estate assets and other significant infrequent items that create volatility in our earnings and make it difficult to determine the earnings generated by our core ongoing business. NOI is not a measure of operating income or cash flows from operating activities of cash available to fund cash needs. As a result, NOI should not be considered as an alternative as measured by GAAP and is not indicative of cash available to fund cash available to fund cash needs, nor should it be considered as an alternative to cash flows or as a measure of liquidity. Not all companies calculate NOI in the same manner.

45

GK Investment Holdings, LLC

Note 12 —Segment Reporting (continued)

The Company considers NOI to be an appropriate supplemental measure to net income because it provides additional information to allow management, investors, and our current and potential creditors to evaluate and compare our core operating results. The CODM does not evaluate the operating segment or make decisions regarding the operating segment based on assets. Consequently, we do not disclose total assets.

Note 13 – Investments in Real estate

On December 13, 2024, Lake Mead Self Storage LLC, through LMSS Developer, a related party entered into a Purchase and Sale Agreement to sell the self-storage rental property. On February 19, 2025, the related party sold this self-storage rental property for $16,100,000.

The following table summarizes the net sale proceeds received by the related party at the date of disposition:

Gross Proceeds from Sale	$16,100,000
less:
Note payable extinguished	10,624,000
Interest expense on note payable extinguished	18,882
Closing costs associated with disposal of rental property	596,334
Closing prorations associated with other tenant amounts	614
Net Sale Proceeds from Disposition of Self Storage Rental Property	$4,860,170

On February 20, 2025, LM Development received $2,044,534 from the related party pertaining to the sale of the self-storage retail property. The amount included an 8% preferred return of $323,642, a return of original equity of $1,652,118, and a distribution of excess cash of $68,774.

Note 14—Subsequent Events

On July 1, 2025, LM Development LLC, through Lake Mead Development SB Land, LLC, a wholly owned subsidiary entered into a Purchase and Sale Agreement to sell a retail rental property. On July 31, 2025, the wholly owned subsidiary sold this retail rental property for $3,572,000.

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GK Investment Holdings, LLC

Note 14—Subsequent Events (continued)

The following table summarizes the net sale proceeds received by the related party at the date of disposition:

Gross Proceeds from Sale	$3,572,000
less:
Note payable extinguished	1,670,000
Interest expense on note payable extinguished	700
Closing costs associated with disposal of rental property	238,142
Closing prorations associated with other tenant amounts	1,435
Net Sale Proceeds from Disposition of Retail Rental Property	$1,661,723

On September 30, 2025, the Company partially redeemed its bonds payable. The Company paid $2,000,000 as a partial redemption. In addition, the Company paid $80,758 of accrued interest due to the bond holders. The total payment was $2,080,758. As of September 30, 2025, the remaining balance of the bond payable was $24,201,550.

On October 1, 2025, The Company was in default on the non-payment of the remaining portion of the then remaining outstanding bonds.

On October 3, 2025, the Company entered into a 7th Amendment with KeyBank to the Loan at GK Clearwater LA Fitness extending the maturity to February 1, 2026. As part of the extension, the Company replenished the existing interest reserve to the required $160,000 balance.

On October 15, 2025, LM Development refinanced the existing Note with Barrington Bank. LM Development increased the Note by $2,391,812 for a new balance of $3,950,000, paid $40,457 in refinance costs, funded future escrow holdbacks of $1,075,000, and received $1,276,355 in net refinancing proceeds. The Note matures on November 12, 2030. LM Development entered into a fixed rate swap agreement with the interest rate of 5.55%.

On August 13, 2025, LM Partners entered into a Purchase and Sale Agreement, subsequently amended and reinstated on September 19, 2025, to sell a retail rental property. On October 27, 2025, LM Partners sold this retail rental property for $3,550,000.

The following table summarizes the net sale proceeds received by the related party at the date of disposition:

Gross Proceeds from Sale	$3,550,000
less:
Note payable extinguished	1,000,000
Closing costs associated with disposal of rental property	396,516
Closing prorations associated with other tenant amounts	28,226
Net Sale Proceeds from Disposition of Retail Rental Property	$2,125,258

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GK Investment Holdings, LLC

Note 14—Subsequent Events (continued)

On October 31, 2025, the Company made a payment on account to partially redeem its bonds payable. The Company paid $2,000,000 as a partial redemption. In addition, the Company paid $154,161 of accrued interest due to the bond holders. The total payment was $2,154,161. As of October 31, 2025, the remaining balance of the bond payable was $22,201,550.

On November 12, 2025, the Company borrowed $8,400,000 from a related-party Lake Mead Land, LLC, paid $306,016 in finance costs, and received $8,168,984 in net financing proceeds. The note matures on May 12, 2027, and has a variable interest rate of the greater of the US Prime Rate plus 4.00% or 12.25%.

On November 12, 2025, LM Partners, through Lake Mead Partners SPE, LLC, a wholly owned subsidiary, borrowed $28,000,000 from Zions Bancorporation N.A., repaid existing debt of $15,564,956 to Nevada State Bank, paid $487,797 in finance costs, funded future escrow holdbacks of $357,387 and received $11,589,860 in net financing proceeds. The Note matures on November 12, 2030, and has a fixed interest rate of 6.71%.

On November 13, 2025, the Company made a payment to redeem the remaining amount of the outstanding defaulted bonds payable. The Company paid a total of $21,681,171 which included $22,201,550 as a remaining redemption of the bonds, $69,621 of accrued interest, and a credit of $590,000 from the bond cash coverage reserve held by the trustee of the bondholders. As of November 13, 2025, the remaining balance of the bond payable was $0, and the bonds were fully redeemed.

On November 17, 2025, the Company borrowed $614,525 from a related-party GK Investment Holdings III LLC and received $550,000 against the amount available to be drawn. The short-term advance matures on June 30, 2026, and has an interest rate of 8.00%.

On December 9, 2025, the Company entered into a Substitute Promissory Note Agreement with GK Clearwater Retail LLC to extend the maturity of its loan to December 31, 2026.

On December 9, 2025, LM Partners entered into a Substitute Promissory Note Agreement with GK Secured Income V LLC to extend the maturity of its loan to December 31, 2026.

The consolidated financial statements and related disclosures include evaluation of events up through and including May 21, 2026, which is the date the consolidated financial statements were available to be issued.

48

Item 4.   Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Second Supplemental Indenture between GK Investment Holdings, LLC and UMB Bank, N.A., as trustee, dated as of September 7, 2022, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on October 3, 2022.

(3)(d)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Forced Sale Agreement among our company, the trustee and 1551 Kingsbury Partners, L.L.C, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(b)	Forced Sale Agreement among our company, the trustee, and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(c)	Forced Sale Agreement among our company, the trustee, and Garo Kholamian, incorporated by reference to Exhibit 6.5 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(d)	Loan Agreement between our company and 1551 Kingsbury Partners, L.L.C., incorporated by reference to Exhibit 6.6 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(e)	Loan Agreement between our company and Garo Kholamian, incorporated by reference to Exhibit 6.8 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(6)(f)	Loan Agreement between our company and GKPI I Partners (Lakeview Square), LLC, incorporated by reference to Exhibit 6.7 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

6(g)

Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit (6)(g) to the Company’s Form 1-SA filed on September 28, 2021.

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6(h)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Holdings, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit (6)(h) to the Company’s Form 1-SA filed on September 28, 2021.

6(i)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit (6)(i) to the Company’s Form 1-SA filed on September 28, 2021.

6(j)	Term Loan Agreement by and between ZIONS BANCORPORATION, N.A. Dba NEVADA STATE BANK, as the Lender, and LAKE MEAD PARTNERS, LLC, a Delaware limited-liability company as the borrower, dated March 22, 2023, incorporated by reference to Exhibit 6(j) to the Company's Annual Report on Form 1-K filed on May 2, 2024.

6(k)	Fourth Loan Modification Agreement by and among Barrington Bank & Trust Company, N.A., the lender, and Lake Mead Development, LLC, as Borrower, and Garo Kholamian, as Guarantor, dated December 12, 2023, incorporated by reference to Exhibit 6(k) to the Company's Annual Report on Form 1-K filed on May 2, 2024.

6(l)	Third Amendment to Loan Documents by and among GK Clearwater LA Fitness LLC, as borrower, Garo Kholamian, Guarantor, and KeyBank National Association dated as of October 16, 2023, incorporated by reference to Exhibit 6(l) to the Company's Annual Report on Form 1-K filed on May 2, 2024.

6(m)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of January 1, 2022, in the original principal sum of $1,100,000.00.

6(n)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of September 1, 2022, in the original principal sum of $700,000.00.

6(o)	Substitute Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Holdings, LLC, as Lender, dated as of January 1, 2024, in the original principal sum of $690,849.82.

6(p)	Promissory Note by GK Clearwater LA Fitness LLC, as Maker, in favor of GK Clearwater Retail LLC, as Holder, dated as of December 21, 2021, in the original principal sum of $2,285,696.89.

6(q)	Promissory Note by Lake Mead Self-Storage LLC, as Borrower, in favor of Lake Mead Development, LLC, as Lender, dated as of April 6, 2022, in the original principal sum of $1,950,000.00.

6(r)	Fourth Amendment to Loan Documents by and among GK Clearwater LA Fitness LLC, as Borrower, Garo Kholamian, as Guarantor, and KeyBank National Association, as Lender, dated as of October 11, 2024.

(8)	Subscription Escrow Agreement among our company, JCC Advisors, LLC and UMB Bank, National Association, incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	June 2, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	President of our manager (Principal Executive Officer)
Date:	June 2, 2026

By:	/s/ Steven P Higdon
Name:	Steven P. Higdon
Its:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)
Date:	June 2, 2026

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